June 15, 2007	Kevin D. Cramer Direct Dial: (212) 907-0537 kdcramer@osler.com

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:

Gary Newberry

Dear Mr. Newberry:

Fording Canadian Coal Trust (the “Registrant’) - Filing on Form 40-F

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filing on Form 40-F (the “Form 40-F”) in the letter dated May 29, 2007 (the “Comment Letter”) addressed to Mr. R. James Brown.

We are writing to respond on behalf of the Registrant to comments contained in the Comment Letter.  The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Exhibit E and F

1.

We note each of these exhibits did not include a certification signed by your Chief Executive Officer. In a full amended filing, provide signed and dated certifications for each principal executive officer and principal financial officer as required by General Instruction B(6)(a)(1) and B(6)(a)(2) to Form 40-F.

Response:

Each of the exhibits provided a certification signed by Mr. Boyd Payne, who is the President of the Registrant, and in such role is the “principal executive officer” of the Registrant.  Despite the fact that the Registrant has a chief executive officer, the structure of the Registrant is such that the management of the day-to-day operations rest with the President and therefore, as the Registrant’s principal executive officer, he is the proper person to provide the certification.

Accordingly, the Registrant has provided certifications from its principal executive officer and principal financial officer in its filed Form 40-F as required by General Instruction B(6)(a)(1).  In its future Form 40-F filings, the Registrant will expressly indicate that Mr. Payne is the principal executive officer of the Registrant.

Exhibit E

2.

Please correct the wording of your certifications required by Rule 13a-14(a) of the Securities Exchange Act of 1934 to conform to the exact wording as specified by General Instruction (B)(6)(a)(1) to Form 40-F. Specifically, the title above the opening line should refer only to “certifications”,  the opening line should identify the certifying individual by name only, and the numbering of the paragraphs should be from one through five for each individual certification.

Response:

The Registrant will ensure that it will follow the requested changes in future Form 40-F filings and respectfully submits that the cost and expense of re-filing a fully amended Form 40-F to make the requested changes is not proportionate to the benefit that would be received. We do not believe that an investor who reviews the certification as filed on March 7, 2007 will be mislead in any way.

In connection with responding to the Comment Letter, the Registrant acknowledges that:

(a)

the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 40-F;

(b)

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to filing; and

(c)

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the filing.  If you or any other member of the Staff has any further questions or comments concerning these responses or the Form 40-F, please do not hesitate to contact Jaime Laskis at (212) 907- 0515 or myself.

Yours very truly,
/s/ Kevin D. Cramer

Kevin D. Cramer
Partner

cc:

Mr. R. James Brown, Fording Canadian Coal Trust

Mr. Colin Petryk, Fording Canadian Coal Trust